9:52 PM
06/18/15
Cash Basis

URBAN JUNCTURE INC
Balance Sheet
As of December 31, 2014

		Dec 31, 14
ASSETS		
Current Assets		
Checking/Savings		
1110 · Cash in Bank - Urban BK 3271		1,614.43
1140 · PNC - 9125		15.00
Total Checking/Savings		1,629.43
Total Current Assets		1,629.43
Fixed Assets		
1530 · Furniture &Fixtures		18,231.00
1560 · Computer Equipment		2,183.29
1730 · Accum.DepreFurniture & Fixtures		-17,967.00
1760 · Accum. Depre. - Computer Equip.		-437.00
1780 · Accum. Depre.- Combined		-1,744.00
Total Fixed Assets		266.29
Other Assets		
1291 · Loan Receivable V 51st SPE		1,161,000.00
1293 · Loan Receivable VI 51st SPE		839,000.00
1296 · Loan Rec- 300 E. 51st_DCEO		500,000.00
1800 · Intangible Assets		10,000.00
1805 · Accum. Amortization		-7,231.00
1850 · INVESTMENTS		
1845 · Investment- Bronzeville Oasis	9,700.00	
1851 · Investment-Bronzeville Press	30,000.00	
1855 · Investment 300 East 51st LLC	910,814.08	
1856 · Investment So. Breakfast LLC	8,264.00	
1857 · Investment Jerk Pit LLC	6,470.00	
1858 · Investment G and S LLC	8,771.00	
1859 · Investment 320 East 51st LLC	158,000.00	
1860 · Investment Urban Vegetarian LLC	14,670.01	
Total 1850 · INVESTMENTS		1,146,689.09
Total Other Assets		3,649,458.09
TOTAL ASSETS		**3,651,353.81**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
2200 · Payroll Liabilities		-91.34
Total Other Current Liabilities		-91.34
Total Current Liabilities		-91.34
Long Term Liabilities		
2470 · Loan from B. Loyd		1,175,860.03
2475 · Loan Payable-C. Butler		25,000.00
2476 · Loan Payable- L. Merkel		25,000.00
2480 · Loan- Heidi Loyd		10,000.00
2530 · Loan Payable -IL DCEO		500,000.00
2560 · CCLF		1,000,000.00
Total Long Term Liabilities		2,735,860.03
Total Liabilities		2,735,768.69

9:52 PM

06/18/15

Cash Basis

URBAN JUNCTURE INC
Balance Sheet
As of December 31, 2014

	Dec 31, 14
Equity	
2800 · Common Stock	100.00
2850 · Paid in Capital	764,909.00
2900 · Retained Earnings	162,196.64
32000 · *Retained Earnings	100.00
Net Income	-11,720.52
Total Equity	915,585.12
TOTAL LIABILITIES & EQUITY	**3,651,353.81**

12:32 AM

04/16/15

Cash Basis

URBAN JUNCTURE INC
Profit & Loss
January through December 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
3010 · Services Rendered	310,799.80
Total Income	310,799.80
Cost of Goods Sold	
4020 · Development Costs	1,505.00
Total COGS	1,505.00
Gross Profit	309,294.80
Expense	
6110 · Advertising/Promotional	1,817.50
6112 · Annual Report	500.00
6114 · Bank Charges	199.23
6120 · Collection	120.00
6126 · Dues and Subscriptions	10.00
6128 · License and Fees	2,660.00
6130 · Office Expense/Supplies	8.73
6134 · Printing and Stationary	1,153.75
6180 · Auto & Truck Expense	200.00
6630 · Meals and Entertainment	48.33
6800 · Insurance	19,085.36
6850 · Interest	1,693.54
6860 · Medical Expenses	164.09
6950 · Legal and Accounting	6,010.00
7050 · Miscellaneous Expense	0.00
7090 · Project Related Costs	171,519.60
7180 · Professional Fees	
7182 · Consultants	5,099.00
7180 · Professional Fees - Other	50,835.42
Total 7180 · Professional Fees	55,934.42
7250 · Rent	13,886.40
7252 · Utilities	917.97
7261 · Research & Development	199.68
7280 · Repairs and Maintenance	10,860.73
7330 · Salaries and Wages	33,846.12
7360 · Security	3,650.00
7510 · Taxes Fica/Med	1,238.79
7580 · Taxes-Other	16,479.36
7650 · Travel	510.24
7655 · Transportation	280.00
Total Expense	342,993.84
Net Ordinary Income	-33,699.04
Other Income/Expense	
Other Income	
8010 · Interest Income	0.07
Total Other Income	0.07
Net Other Income	0.07
Net Income	**-33,698.97**

5:42 PM

05/15/16

URBAN JUNCTURE INC
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	-10,661.67
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1200 · Accounts Receivable	-850.00
2200 · Payroll Liabilities	-91.34
Net cash provided by Operating Activities	-11,603.01
INVESTING ACTIVITIES	
1291 · Loan Receivable V 51st SPE	-580,500.00
1293 · Loan Receivable VI 51st SPE	-419,500.00
Net cash provided by Investing Activities	-1,000,000.00
FINANCING ACTIVITIES	
2470 · Loan from B. Loyd	-11,000.00
2560 · CCLF	1,000,000.00
2900 · Retained Earnings	-66,248.58
32000 · *Retained Earnings	65,367.07
Net cash provided by Financing Activities	988,118.49
Net cash increase for period	-23,484.52
Cash at beginning of period	25,322.80
Cash at end of period	**1,838.28**

URBAN JUNCTURE INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2014

Note 1: Organization and nature of business

Urban Juncture ("The Company") was incorporated in 2003, it's primary purpose to acquire and develop real estate and create jobs and valuable neighborhood amenities in underserved urban communities. The Company co-owns 300 East 51st LLC with Community Reinvestment Fund and it co-owns the Bronzeville Jerk Shack with another individual investor.

300 East 51st LLC owns the 300-314 East, 320 East, and 343-347 East 51st Street properties.

The Company plans to build four food-related businesses located on the first floor of 300-314 East 51st Street along with some common space, an office space on the second floor, and a rooftop farm. Rehabilitation will include tenant build out for each individual restaurant/store, common area improvements, completion of a surface area parking lot at 320 East 51st Street, a community garden at 343-347 East 51st Street, and several environmentally sustainable design features.

Note: 2 Significant Accounting Policies

<u>Basis of Presentation</u>

These financial statements were prepared in accordance with accounting principles generally accepted in the United States (GAAP).

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Revenue Recognition</u>

Revenue is recognized at the time services are rendered. The Company contracts with Bronzeville Builders LLC to build out the properties under development.

<u>Receivables</u>

The Company entered into a construction loan agreement with ComReinvest New Markets LLC (part V and VI) on September 14, 2012 for $2,000,000 for 300 East 51st St LLC. The loan is a leveraged New Market Tax Credit investment in which the Company borrowed the funds and loaned them to 300 East 51st LLC. The debt has an interest rate of .84% per annum. Interest is payable quarterly until paid in full. Interest shall be calculated on the basis of a 360-day year utilizing 30-day months. Commencing on March 1, 2021 and on the 1st day of the month following each calendar quarter thereafter, consecutive quarterly installments of principal and accrued and unpaid interest, with principal amortized over a term of thirty (30) years commencing September 14, 2020 shall be payable in quarterly installments. On September 14, 2042 the entire balance of principal and interest due shall be paid full. Prior to September 14, 2020, the Company does not have the right to pre-pay the principal amount or any installments

URBAN JUNCTURE INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2014

due hereunder; thereafter the Company can pre-pay the note or any installments due hereunder, in full or in part, without penalty.

The loan receivables are presented by ownership percentages as follows:

Loan Receivables V-51st SPE	$1,161,000
Loan Receivables VI-51st SPE	839,000

The Company entered into a direct loan agreement with the Illinois Department of Commerce and Economic Opportunity (DCEO) for $500,000. The Company borrowed the funds and loaned them to 300 East 51st LLC. As of December 31, 2014 the receivable amount was $500,000.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Furniture and computer equipment are depreciated over 3 to 5 years.

Furniture & Fixtures	$18,231
Computer Equipment	2,183
	20,414
Less: Accumulated Depreciation	(20,148)
Property and equipment, net	$ 266

Intangible Assets

Intangible assets consist of intellectual literature on the Bronzeville Press valued at cost. Intangibles are amortized on a straightline basis over period not exceeding 40 years.

Intangible asset	$10,000
Less: Amortization	7,231
Intangible asset,net	$ 2,769

Investments

Investments are recorded at cost. During 2014 there were no additions to the investments. The Company has made the following investments:

URBAN JUNCTURE INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2014

Food			
	Southern Breakfast LLC	$	8,264
	Jerk Shack		6,470
	G and S LLC		8,771
	Urban Vegetarian LLC		14,670
Parking Lot			
	320 East 51st LLC		158,000
Real Estate			
	Bronzeville Oasis		9,700
	300 East 51st LLC		910,814
Intellectual			
	Bronzeville Press		30,000
	Investments	$	1,146,689

Debt

The Company entered into several loan agreements in which the loan proceeds are to be used to create four food-related businesses located on the first floor of 300-314 East 51st Street along with some common space, office space on the second floor, and a rooftop farm/stormwater management facility. Rehabilitation is to include tenant build out for each restaurant/store, common area improvements, completion of a surface parking lot at 320 East 51st Street/5044-48 S. Calumet Ave., a community garden at 343-347 East 51st Street and several environmentally sustainable design features. The Company has undertaken the redevelopment of the site in accordance with a plan for the Site and Redevelopment Agreement with the City of Chicago, to be financed in part by a tax increment financing allocation, equity and debt.

The loan agreements are as follows:

Chicago Community Loan Fund, an Illinois not-for-profit corporation provided an interest-only construction loan for $1,800,000 on September 21, 2012 at an interest rate of 7.5% per annum The loan requires monthly interest payments. As of December 31, 2014, the interest and principal amount due is $1,000,000. The interest expense paid in 2014 is $71,302. The construction loan is convertible to a 3-year permanent loan with 20 year amortization at a 7% interest rate plus a 4-year extension conditioned on achieving certain debt service conditions.

Illinois Department of Commerce and Economic Opportunity (DCEO), an Illinois not-for-profit corporation, provided a construction loan for $500,000 on September 21, 2012. The debt has an interest rate of 1% per annum.

URBAN JUNCTURE INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2014

Related Party

The initial investor and owner of the company, Bernard Loyd, and relatives have provided working capital for the Company at 0% interest rate and no specified maturity date. As of December 31, 2014 the amount due to related parties is $1,235,860.

Bernard Loyd is the owner of The Forum, 318-328 East 43rd Street.

The Company uses Bronzeville Builders LLC, which is owned by Bernard Loyd to build out the properties under development. Bronzeville Builders LLC holds a general contractor license and subcontracted all of the work to be done to other contractors. It has no paid employees and performs its work at cost.

The Company is part owner of the Bronzeville Jerk Shack.

Bernard Loyd is founder and one of three directors of Urban Juncture Foundation, a 501c3 non-profit that works closely with the Company. Urban Juncture Foundation is the sponsor/manager of Bronzeville Community Garden, Bronzeville Bikes, and the Rooftop Farm and provides operations management services to the Bronzeville Cookin' project.

Income Taxes

The Company files U.S. federal and state income tax returns as an S corporation thus no income tax expense is reported.